Exhibit 99.1

Ontario Corporation Number
Numéro de la société en Ontario
1818928

Form 4 Business Corporations Act
Formule 4 Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1.	The name of the amalgamated corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société issue de la fusion: (Écrire en LETTRES MAJUSCULES SEULEMENT):
T	H	O	M	S	O	N	R	E	U	T	E	R	S	C	O	R	P	O	R	A	T	I	O	N

2.	The address of the registered office is:
Adresse du siége social:

Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre
Street & Number or R.R. Number & if Multi-Office Building give Room No. /
Rue et numéro ou numéro de la R.R. at. s'il s'agit d'un édifice á bureaux, numéro du bureau

Toronto	ONTARIO	M	5	K	1	A	1
Name of Municipality or Post Office /		Postal Code/Code postal
Nom de la municipalité ou du bureau de poste

3. Number of directors is:	Fixed number	OR minimum and maximum
Nombre d'administrateurs:	Nombre fixe	OU minimum et maximum	5	20

4.	The director(s) is/are: / Administrateur(s)

First name, middle names and surname	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code	Resident Canadian State 'Yes' or 'No'
Prénom, autres prénoms et nom de famille	Domicile étu, y compris la rue et le numéro ou le numéro de la R.R, le nom de la municipalité, la province, le pays et le code postal	Résident canadien Oui/Non
David Thomson	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Yes

W. Geoffrey Beattie	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Yes

Niall FitzGerald KBE	The Thomson Reuters Building, South Colonade, Canary Wharf, London E14 5EP United Kingdom	No

SCHEDULE

TO FORM 4
ARTICLES OF AMALGAMATION OF

.
4. The director(s) is/are:	Administrateur(s):
First name, initials and surname Prénom, initiales et nom de famille	Address for service, giving Street & No. or R.R. No., Municipality and Postal Code. Domicile élu, y compris la rue et le numéro, le numéro de la R.R. ou le nom de la municipalité et le code postal	Resident Canadian State Yes or No Résident Canadien Oui/Non

Thomas H. Glocer	3 Times Square, New York, NY 10036 U.S.A.	No

Manvinder S. Banga	100 Victoria Embankment, London EC4Y ODY UK	No

Mary Cirillo	535 Fifth Avenue, 14th Floor, New York, NY 10017 U.S.A.	No

Steven A. Denning	3 Pickwick Plaza, Greenwich, CT 06830 U.S.A.	No

Lawton Fitt	3 Times Square, New York, NY 10036 U.S.A.	No

Roger L. Martin	105 St. George Street, 3rd Floor, Toronto, ON M5S 3E5	Yes

Sir Deryck C. Maughan	9 West 57th Street, New York, NY 10019 U.S.A.	No

Kenneth A. Olisa	Linen Hall, Suite 446, 162-168 Regent Street, London	No.

WIB 5TE United Kingdom

Vance K. Opperman	225 South Sixth St., #5200, Minneapolis, MN 55402 U.S.A.	No

John M. Thompson	66 Wellington Street West, 4th Fl., Toronto, ON M5K 1A2	Yes

Peter J. Thomson	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Yes

John A. Tory	65 Queen Street West, Suite 2400, Toronto, ON M5H 2M8	Yes

1A

5.	Method of amalgamation, check A or B
Méthode choisie pour la fusion - CocherA ou B:

A -	Amalgamation Agreement / Convention de fusion :

☐
The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the Business Corporations Act on the date set out below.

Les actionnaires de chaque société qui fusionnne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la Loi sur les sociétés par actions a la date mentionnée ci-dessous.
or
ou
B -	Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries / Fusion d'une société mère avec une ou plusieurs de ses filiales ou fusion de filiales :

☑	The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.
Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément á l'article 177 de la Loi sur les sociétés par actions á la date mentionn&e ci-dessous.

The articles of amalgamation in substance contain the provisions of the articles of incorporation of
Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

THOMSON REUTERS CORPORATION

and are more particularly set out in these articles.
et sont énoncés textueltement aux présents statuts.

Names of amalgamating corporations Dénomination sociale des sociétés qui fusionnent	Ontario Corporation Number Numéro de la société en Ontario	Date of Adoption/Approval Date d'adoption ou d'approbation
		Year	Month	Day
		année	mois	jour
THOMSON REUTERS CORPORATION	373074	2010	03	02
1818922 ONTARIO LIMITED	1818922	2010	03	10

6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s'ilya lieu, imposées aux activités commerciales ou aux pouvoirs de la sodété.

None.

7.	The classes and any maximum number of shares that the corporation is authorized to issue: Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée a emettre :

Section 1.1 of the attached Schedule A is incorporated in this form.

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:

Droits, privileges, restrictions et conditions, s'ilya lieu, rattachés a chaque catégorie d'actions et pouvoirs des administrateurs relatifs a chaque categorie d'actions qui peut être émise en série:

Section 1.2 through Section 1.5 of the attached Schedule A are incorporated in this form.

SCHEDULE A

TABLE OF CONTENTS

ARTICLE 1.
CAPITALIZATION		1
1.1	Capitalization	1
1.2	Common Shares	1
1.3	Preference Shares	2
1.4	Cumulative Redeemable Floating Rate Preference Shares, Series II	3
1.5	The Thomson Reuters Founders Share	11
ARTICLE 2.
MANAGEMENT OF THE CORPORATION		23
2.1	Constitution of the Board of Directors	23
2.2	Management Generally	23
2.3	Observance of Thomson Reuters Trust Principles	23
ARTICLE 3.
THOMSON REUTERS NEWS SERVICES		24
3.1	Entitlement to Receive Thomson Reuters News Services	24
ARTICLE 4.
AMENDMENTS TO ARTICLES		24
4.1	Amendments	24
ARTICLE 5.
INTERPRETATION		25
5.1	Headings	25
5.2	References to Articles	25
5.3	Currency	25
5.4	Acting Jointly or in Concert	25
5.5	Deemed Beneficial Ownership	26
5.6	Determinations of the Board	27
5.7	Definitions	27

ARTICLE 1.
CAPITALIZATION

1.1	Capitalization

The Corporation is authorized to issue:

(a)	an unlimited number of common shares ("Common Shares");

(b)	an unlimited number of preference shares, issuable in series ("Preference Shares"); and

(c)	one Thomson Reuters founders share (the "Thomson Reuters Founders Share").

1.2	Common Shares

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1.2.1	Notice of Meetings and Voting Rights

Except for meetings of holders of a particular class or series of shares other than the Common Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and at any such meeting to vote on all matters submitted to a vote on the basis of one vote for each Common Share held.

1.2.2	Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares and to Applicable Laws, the holders of the Common Shares shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine.

1.2.3	Liquidation, Dissolution and Winding Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to share equally, according to the number of Common Shares held by them, in all remaining property and assets of the Corporation.

1.3	Preference Shares

The rights, privileges, restrictions and conditions attaching to the Preference Shares are as follows:

1.3.1
Each series of preference shares without par value ("Preference Shares") shall consist of such number of shares as shall before issuance thereof be fixed by the directors who shall at the same time determine the designation, rights, privileges, restrictions and conditions attaching to the Preference Shares of each such series including, without limiting the generality of the foregoing, the rate of preferential dividends, whether dividends shall be cumulative or non-cumulative, the dates of payment thereof, whether the shares shall be redeemable and if so the redemption price and the terms and conditions of redemption, any voting rights, any conversion rights, any sinking fund, purchase fund or other provisions attaching thereto, and the amount payable on return of capital in the event of the liquidation, dissolution or winding up of the Corporation.

1.3.2
The Preference Shares shall be entitled to a preference over the common shares without par value and any other shares of the Corporation ranking junior to the Preference Shares with respect to the payment of dividends and all amounts payable on return of capital in the event of the liquidation, dissolution or winding up of the Corporation but shall not have any further right to participate in profits. The Preference Shares of any series shall be entitled to such other preferences over the common shares without par value and any other shares ranking junior to the Preference Shares as may be determined by the directors when authorizing the respective series.

1.3.3
The holders of the Preference Shares shall not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation and shall not be entitled to vote separately as a class or as a series thereof upon any proposal to amend the articles of the Corporation to change the maximum number of the shares of any class or series thereof, or to effect an exchange, reclassification or cancellation of the Preference Shares or any series thereof, or to create a new class of shares or series thereof having rights or privileges equal or superior to the Preference Shares or any series thereof; provided, however, that notwithstanding the foregoing provisions of this subsection 1.3.3:

(a)
the holders of any series of the Preference Shares shall be entitled to receive notice of and to vote at meetings of shareholders of the Corporation to the extent specifically provided in the rights and privileges to be attached to such series,

(b)
the holders of the Preference Shares or of any series thereof shall be entitled to vote separately as a class or as a series in respect of any matter for which a separate vote is specifically provided in the Business Corporations Act, 1982 or any successor statute thereto, other than in respect of a proposal to amend the articles in a manner as hereinbefore in this subsection 1.3.3 specified, and

(c)
the holders of the Preference Shares shall be entitled to receive notice of a meeting of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

1.4	Cumulative Redeemable Floating Rate Preference Shares, Series II

The second series of Preference Shares shall consist of 6,000,000 shares which shall be designated as Cumulative Redeemable Floating Rate Preference Shares, Series II (hereinafter called the "Series II Preference Shares") and which, in addition to the rights, privileges, restrictions and conditions attaching to the Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.4.1	Consideration for Issue

The consideration for the issue of each Series II Preference Share shall be $25.00.

1.4.2	Dividends

(a)	Definitions. Where used in these share provisions, the following terms shall have the following meanings, respectively:

"Banks" means collectively, The Royal Bank of Canada, The Toronto-Dominion Bank and The Bank of Nova Scotia (or, alternatively, with respect to any such bank, if another bank has merged with or becomes a successor to the business of such bank, such other bank), and the term "Bank" means one of the Banks.

"Daily Prime Rate" means for any Bank, for any day, the annual prime commercial lending rate of interest established and announced as the reference rate of interest used by such Bank on such day to determine the rates of interest on Canadian dollar loans made by such Bank to customers in Canada and designated by such Bank as its prime rate.

"Daily Prime Rate of the Banks" means, for any day, the arithmetic average (rounded to the nearest one one-thousandth of one percent (0.001%)) of the Daily Prime Rates for such day for each of the Banks for which there is a Daily Prime Rate for such day or, if there is no Bank for which there is a Daily Prime Rate for such day, the annual rate which is 1.5% above the average yield, expressed as an annual rate, on 91-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the last tender of such Treasury Bills held on a day preceding such day.

"Dividend Payment Date" means the last day of March, June, September and December in each calendar year from and including 1987.

"Initial Issue Date" means the first date on which there is at least one Series II Preference Share issued and outstanding.

"Prime Rate" means, for any period, the arithmetic average (rounded to the nearest one one-hundredth of one percent (0.01%)) of the Daily Prime Rates of the Banks for each day during such period.

"Quarterly Dividend Period" means the period from and including the Initial Issue Date to and including March 31, 1987 and each period thereafter which commences on a day immediately following a Dividend Payment Date and ends on the first Dividend Payment Date after such day.

"Quarterly Dividend Rate" means, with respect to any Quarterly Dividend Period, that proportion of seventy percent (70%) of the Prime Rate for the period commencing with the first day of such Quarterly Dividend Period and ending on the 15th day of the last calendar month during such Quarterly Dividend Period which the number of days in such Quarterly Dividend Period bears to 365 or, if such last calendar month falls in a leap year, 366.

1.4.3	Dividends

(a)
Payment of Dividends.  The holders of the Series II Preference Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the directors of the Corporation, out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends, payable on each Dividend Payment Date, in an amount per Series II Preference Share equal to the amount obtained when the Quarterly Dividend Rate with respect to the Quarterly Dividend Period in which such Dividend Payment Date falls is multiplied by $25.00.

(b)
Method of Payment.  Dividends (less any tax required to be withheld by the Corporation) on the Series II Preference Shares shall be paid by cheque payable at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being, mailed to the registered holders of the Series II Preference Shares by prepaid first class mail addressed to each such holder at his address as it appears on the books of the Corporation, or in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation, or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office in Toronto of the registrar or transfer agent for the Series II Preference Shares, or the payment by such other reasonable means as the Corporation deems desirable, shall be deemed to be payment of the dividends represented thereby unless the cheque is not paid upon presentation or payment by such other means is not received. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were payable shall be forfeited to the Corporation.

(c)
Cumulative Payment of Dividends.  If on any Dividend Payment Date the dividends payable on such date as provided in subsection 1.4.3(a) are not paid in full on all of the Series II Preference Shares then outstanding, such dividends, or the unpaid part thereof, which for all purposes hereof shall until paid be considered to be dividends accrued and unpaid, shall be paid on a subsequent date or dates determined by the directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of Series II Preference Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

(d)
Calculation of Certain Accrued and Unpaid Dividends.  For all purposes hereof, dividends shall accrue on a day-to-day basis and the amount of accrued and unpaid dividends upon a Series II Preference Share on or to any date (the "Relevant Date") is the amount of dividends considered then to be accrued and unpaid in accordance with subsection 1.4.3(c) plus, if the Relevant Date is not a Dividend Payment Date, the amount of dividends accrued and unpaid with respect to the period commencing on the day after the immediately preceding Dividend Payment Date (or, if there has been no such date, on the Initial Issue Date) and ending on the Relevant Date, and the amount of dividends accrued and unpaid with respect to such latter period is the amount obtained when:

(i)
$25.00 multiplied by seventy percent (70%) of the Prime Rate for that portion of such period which excludes the last seven days thereof (or, if there is no such portion, for the period of seven days ending seven days before the Relevant Date)

is multiplied by

(ii)	the quotient obtained when the number which is one less than the number of days in such period is divided by 365 or, if the calendar year in which the Relevant Date falls is a leap year, by 366.

1.4.4	Redemption

(a)
At the Option of the Corporation.  The Series II Preference Shares shall not be redeemable at the option of the Corporation on or prior to December 30, 1989. After December 30, 1989, but subject to the provisions hereof, the Corporation at its option may, upon giving notice as hereinafter provided, redeem at any time the whole, or from time to time any part, of the then outstanding Series II Preference Shares, on payment for each share to be redeemed at the following price:

If redeemed in the 12 months ending December 30	Price
1990	$25.50
1991	25.25
1992 and thereafter	25.00

in each case together with all accrued and unpaid dividends thereon (the applicable aforesaid price plus such accrued and unpaid dividends are hereinafter collectively referred to as the "Redemption Price"). Any Series II Preference Shares redeemed pursuant to this subsection 1.4.4(a) shall be cancelled and not reissued.

If the Corporation desires to redeem only part of the outstanding Series II Preference Shares, the Series II Preference Shares so to be redeemed shall be selected by lot or in such other manner as the directors of the Corporation may in their sole and absolute discretion determine to be equitable, including without limitation, if the directors of the Corporation so determine, pro rata (disregarding fractions) in proportion to the number of Series II Preference Shares held by each of the holders thereof.

If a part only of the Series II Preference Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

(b)
Manner of Redemption.  In the case of any redemption of Series II Preference Shares pursuant to subsection 1.4.4(a) hereof, the Corporation shall, at least 30 days prior to the date fixed for such redemption (the "Redemption Date"), give notice in writing to each person who at the date of the giving of such notice is the registered holder of Series II Preference Shares to be redeemed of the intention of the Corporation to redeem such Series II Preference Shares. Such notice shall set out the Redemption Date, the Redemption Price, the number of Series II Preference Shares held by the person to whom it is addressed which are to be redeemed and the place or places within Canada at which holders of Series II Preference Shares may present and surrender such shares for redemption.

(c)
Such notice shall be validly and effectively given if delivered personally to the registered holder of the Series II Preference Shares for whom it is intended or if mailed by prepaid first class mail addressed to such holder at his address as it appears on the books of the Corporation or, in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation; provided, however, that the accidental failure or omission to give such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption, but upon such failure or omission being discovered, notice shall be given forthwith to such holder or holders as aforesaid and shall have the same force and effect as if given in due time. In the event of a threatened or actual disruption in the mail service, notice as aforesaid shall be given to the holders of Series II Preference Shares by means of publication once in each of two successive weeks in the Report on Business section of the National Edition of the Globe and Mail or one or more other daily newspapers of general and national circulation in Canada.

(d)
On and after the Redemption Date, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series II Preference Shares so called for redemption the Redemption Price for such Series II Preference Shares on presentation and surrender, at any place at which the Series II Preference Shares may be transferred or at such other place or places within Canada as may be designated in such notice, of the certificate or certificates representing the Series II Preference Shares called for redemption. Payment of the Redemption Price (less any tax required to be withheld by the Corporation) shall be made by cheque payable at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being delivered personally to the registered holder of the Series II Preference Shares for whom it is intended or mailed by prepaid first class mail addressed to such holder at the address of such holder as it appears on the books of the Corporation or, in the event of the address of such holder not so appearing, to the address of such holder last known to the Corporation. Unless such cheque is not paid on presentation, the delivery or mailing of such payment shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to a holder of Series II Preference Shares so called for redemption. From and after the Redemption Date, the Series II Preference Shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Corporation and the holder of any Series II Preference Shares called for redemption shall not be entitled to exercise any of the rights of a shareholder in respect thereof except to receive the Redemption Price therefor, provided that if payment of such Redemption Price is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holder shall remain unaffected.

(e)
The Corporation shall have the right, at any time after giving notice of its intention to redeem any Series II Preference Shares as aforesaid, to deposit the aggregate Redemption Price of the Series II Preference Shares so called for redemption, or of such of the said Series II Preference Shares as are represented by certificates which have at the date of such deposit not been surrendered by the holders thereof in connection with such redemption, in a special account in any chartered bank or trust company in Canada, to be paid without interest to or to the order of the respective holders of the Series II Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such Series II Preference Shares, provided such bank or trust company has been identified as a place at which Series II Preference Shares are to be presented and surrendered for redemption in the notice of redemption given by the Corporation or is so identified in another notice given by the Corporation to the holders of Series II Preference Shares as aforesaid prior to such deposit. Upon such deposit being made or upon the Redemption Date, whichever is the later, the Series II Preference Shares in respect of which such deposit shall have been made shall be deemed to be and shall be redeemed and the rights of the holders thereof shall be limited to receiving without interest their proportionate part of the funds so deposited upon presentation and surrender of the certificates representing the Series II Preference Shares held by them respectively being redeemed. Any interest allowed on any such deposit shall belong to the Corporation. Any such funds not claimed by and paid to holders of Series II Preference Shares within six years after the date of deposit shall be repaid to the Corporation on demand and thereafter the holders of the Series II Preference Shares in respect of which such funds were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the funds due in respect of such Series II Preference Shares from the Corporation.

1.4.5	Purchase for Cancellation

Subject to insolvency provisions and other provisions of applicable law and to the provisions hereof, the Corporation may at any time or times purchase for cancellation the whole or any part of the outstanding Series II Preference Shares at any price but not exceeding a price per share equal to $25.50 plus an amount equal to all accrued and unpaid dividends thereon to the date of purchase if such shares are purchased on or prior to December 30, 1989 or, if such shares are purchased after December 30, 1989, at a price per share equal to the applicable Redemption Price at the time of purchase, plus in each case costs of purchase. Any Series II Preference Shares purchased pursuant to this subsection 1.4.5 shall be cancelled and not reissued.

1.4.6	Restrictions on Dividends and Retirement of Shares

So long as any of the Series II Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series II Preference Shares given as hereinafter specified:

(a)
declare or pay or set apart for payment any dividends on the common shares or on any other shares of the Corporation ranking junior to the Preference Shares (other than stock dividends payable in any shares of the Corporation ranking junior to the Preference Shares);

(b)
redeem, purchase or otherwise pay off or retire for value or make any capital distribution in respect of the common shares or any other shares of the Corporation ranking junior to the Preference Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Preference Shares);

(c)	redeem, purchase or otherwise pay off or retire for value less than all the Series II Preference Shares then outstanding; or

(d)
redeem, purchase or otherwise pay off or retire for value or make any capital distribution in respect of any shares ranking on a parity with the Preference Shares (except in connection with the fulfilment of any mandatory redemption or purchase obligation or with the exercise of any retraction privilege attaching thereto);

unless in each such case all dividends on the Series II Preference Shares, on all other series of the Preference Shares and on all other shares of the Corporation ranking as to dividends on a parity with the Preference Shares accrued up to and including the immediately preceding respective date or dates for the payment of dividends thereon shall have been declared and paid or set apart for payment.

1.4.7	Liquidation, Dissolution and Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, whether voluntary or involuntary, the holders of the Series II Preference Shares shall be entitled to receive from the assets of the Corporation an amount equal to $25.50 for each Series II Preference Share held by them respectively plus an amount equal to all accrued and unpaid dividends thereon if payment is made on or prior to December 30, 1989, or if payment is made thereafter, an amount per share equal to the applicable Redemption Price per share at the time of payment, the whole before any amount shall be paid or any assets of the Corporation shall be distributed to the holders of common shares of the Corporation or of any other shares of the Corporation ranking junior to the Preference Shares. After payment to the holders of the Series II Preference Shares of the amounts so payable to them (less any tax required to be withheld by the Corporation), they shall not be entitled to share in any further distribution of the assets of the Corporation.

1.4.8	Voting Rights and Notice of Meetings

Except as specifically provided by law or as otherwise provided herein, the holders of the Series II Preference Shares shall not be entitled as such to receive notice of or to attend or to vote at any meetings of shareholders of the Corporation unless and until the Corporation at any time or from time to time has failed to pay in full eight dividends payable on Dividend Payment Dates on the Series II Preference Shares as contemplated by the terms hereof, whether or not such eight Dividend Payment Dates are consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. Thereafter, but only so long as any dividends on the Series II Preference Shares remain in arrears, the holders of the Series II Preference Shares shall be entitled to receive notice of, to attend and to vote at all meetings of shareholders of the Corporation, other than any meetings of the holders of any other class or series of shares of the Corporation held separately as a class or series, on the basis of one vote for each Series II Preference Share held.

1.4.9	Determinations and Further Definitions

In the event that any date on which any dividend on the Series II Preference Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

For the purposes of these share provisions:

(a)	"Articles" means the articles of incorporation of the Corporation, including any amendments thereto;

(b)	"Business Day" means a day other than a Saturday, a Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located; and

(c)
unless the context expressly provides otherwise the words "in priority to", "on a parity with" and "junior to" or like words have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

1.4.10	Modifications

So long as any of the Series II Preference Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the Series II Preference Shares given as hereinafter specified, amend the Articles to:

(a)	increase the number of authorized Series II Preference Shares or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Preference Shares;

(b)	effect an exchange, reclassification or cancellation of, or add to, remove or change any rights, privileges, restrictions or conditions attaching to, the Series II Preference Shares; or

(c)	create a new class or series of shares having rights or privileges equal or superior to the Series II Preference Shares other than additional series of the Preference Shares.

1.4.11	Approval of Holders of Series II Preference Shares

Any approval of the holders of the Series II Preference Shares with respect to any and all matters referred to herein or any other matter requiring the consent or approval of the holders of the Series II Preference Shares may be given by resolution signed by all the holders of outstanding Series II Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast by the holders of Series II Preference Shares who voted in respect of that resolution at a meeting of the holders of the Series II Preference Shares duly called for that purpose. The quorum for any such meeting shall be, for the purpose only of opening such meeting, two holders of Series II Preference Shares present in person or represented by proxy, and for all other purposes the holders of a majority of the outstanding Series II Preference Shares present in person or represented by proxy, provided that if at any such meeting the holders of a majority of the outstanding Series II Preference Shares are not present in person or represented by proxy within 1/2 hour after the time appointed for such meeting, such meeting shall be adjourned to such date being not less than 15 days nor more than 30 days later and to such time and place as may be appointed by the chairman of the meeting and not less than seven days’ notice shall be given of such adjourned meeting, but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called, and at such adjourned meeting two holders of Series II Preference Shares present in person or represented by proxy shall constitute a quorum and those holders of Series II Preference Shares present in person or represented by proxy may transact the business for which the meeting was originally called. The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of and the formalities to be observed in respect of the conduct of any such meeting or adjourned meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the Business Corporations Act, 1982 (Ontario) as the same may be amended from time to time. At any meeting of holders of Series II Preference Shares, each Series II Preference Share shall entitle the holder thereof to one vote.

1.5	The Thomson Reuters Founders Share

The rights, privileges, restrictions and conditions attaching to the Thomson Reuters Founders Share are as follows:

1.5.1	Notice of Meetings and Voting Rights

The holder of the Thomson Reuters Founders Share shall be entitled to:

(a)	receive notice of all meetings of the shareholders of the Corporation, including meetings of any class or series thereof;

(b)	to attend (through a duly authorized representative) or be represented by proxy at any such meeting;

(c)	to speak at any such meeting through a duly authorized representative or by proxy;

(d)
except at any meeting of the holders of a particular class or series of shares, other than the holder of the Thomson Reuters Founders Share, required by Applicable Laws to be held as a separate class or series meeting:

(i)
to vote separately as a class in respect of any resolution pertaining to any matter for which the prior written consent of the holder of the Thomson Reuters Founders Share is required pursuant to subsection 1.5.5; and

(ii)
to vote, together with (except at meetings of the holder of the Thomson Reuters Founders Share required by Applicable Laws to be held as a separate class meeting) the holders of Common Shares, on all matters submitted to a vote of the shareholders of the Corporation, all as set forth in subsections 1.5.6(b) and 1.5.7(d); and

(e)	at any meeting of the holder of the Thomson Reuters Founders Share, the right to cast one vote.

1.5.2	Dividends

The holder of the Thomson Reuters Founders Share shall not have the right to receive any dividends declared by the Corporation.

1.5.3	Liquidation, Dissolution and Winding Up

The holder of the Thomson Reuters Founders Share shall not be entitled to receive any remaining property and assets of the Corporation upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

1.5.4	No Transfer of Thomson Reuters Founders Share

The holder of the Thomson Reuters Founders Share may not transfer the Thomson Reuters Founders Share without the prior approval of the Board of Directors, to be expressed either by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by all of the Directors.

1.5.5	Consent Rights

Without the prior written consent of the holder of the Thomson Reuters Founders Share, the Corporation shall not do any of the following:

(a)	amend these Articles to:

(i)	increase or decrease the maximum number of Thomson Reuters Founders Shares that the Corporation is authorized to issue;

(ii)	add to, remove or change the rights, privileges, restrictions or conditions attached to the Thomson Reuters Founders Share, whether directly or indirectly;

(iii)	make any class or series of shares having rights or privileges inferior to the Thomson Reuters Founders Share equal or superior to the Thomson Reuters Founders Share;

(iv)	change the Thomson Reuters Founders Share into a different number of shares of the same class or into the same or a different number of shares of other classes or series;

(v)	effect an exchange, reclassification or cancellation of the Thomson Reuters Founders Share;

(vi)	effect an exchange or create a right of exchange of all or part of the shares of another class into Thomson Reuters Founders Shares; or

(vii)
create a new class or series of shares having voting rights, other than a class or series of preference shares having voting rights substantially similar to those attached to the Cumulative Redeemable Floating Rate Preference Shares (the "Series II Preference Shares");

(b)	redeem or repurchase the Thomson Reuters Founders Share;

(c)	reduce the stated capital of the Thomson Reuters Founders Share;

(d)	issue any shares having voting rights, other than Common Shares or preference shares having voting rights substantially similar to those attached to the Series II Preference Shares;

(e)	amend, remove or alter the effect of (which shall include the ratification of any breach of) any of the Thomson Reuters Founders Share Provisions;

(f)	effect the liquidation, dissolution or winding-up of the Corporation;

(g)
pay any dividend in property of the Corporation (including securities of any Person) whether in whole or in part, which, for greater certainty, shall not restrict the payment of dividends in cash or Common Shares; or

(h)
effect a reorganization involving the business or affairs of the Corporation or any or all of its securities (other than an internal reorganization involving the Corporation and one or more other members of Thomson Reuters) or amalgamate with any other Person (other than an amalgamation of the Corporation and one or more Wholly-Owned Subsidiaries of the Corporation).

For avoidance of doubt, the rights of the holder of the Thomson Reuters Founders Share pursuant to this subsection 1.5.5 are in addition to any rights that it may have under Applicable Laws.

1.5.6	Rights in relation to an Acquiring Person

(a)
In the event that any Person has become or becomes an Acquiring Person, the Board of Directors shall as soon as practicable thereafter cause the Corporation to give notice in writing of such fact to such Person and the holder of the Thomson Reuters Founders Share. Such notice shall state the number of Voting Shares which the Board of Directors has determined are or may be Beneficially Owned by such Person and the names of any entities through which the Board of Directors has determined such Person Beneficially Owns those Voting Shares. Any such notice required to be delivered by the Corporation to any such Person who is not a holder of Voting Shares may be sent by prepaid mail addressed to, or may be delivered personally to, such Person at such address as the Corporation believes to be such Person’s address. The Corporation shall not be obligated to give any such notice to any such Person if it does not know such Person’s identity or address. If at any time the Board of Directors subsequently determines that any such Person is not or is no longer an Acquiring Person, it shall without delay inform such Person and the holder of the Thomson Reuters Founders Share of such fact, upon which such Person shall cease to be an Acquiring Person.

(b)
Subject to subsection 1.5.6(i), from and after the time that any Person has become or becomes an Acquiring Person until such time as such Person ceases to be an Acquiring Person, the holder of the Thomson Reuters Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Thomson Reuters Founders Share required by Applicable Laws to be held as a separate class meeting) the holders of Common Shares, on all matters submitted to a vote of the shareholders of the Corporation. On each such matter, the holder of the Thomson Reuters Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:

(i)
in respect of any resolution pertaining to any matter on which the holder of the Thomson Reuters Founders Share is not required by Applicable Laws or otherwise entitled to vote separately as a class, the right:

(A)
to cast such number of votes in favour of such resolution as were cast in favour of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(B)	to cast such number of votes against such resolution as were cast against such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

(C)
to withhold such number of votes from such resolution as were withheld from such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person; and

(D)
to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of Voting Shares other than any Voting Shares which are Beneficially Owned by an Acquiring Person;

in each case multiplied by one hundred, and provided that, for greater certainty, if the holder of the Thomson Reuters Founders Share exercises its voting rights in relation to any such resolution, it shall be required to exercise all, but not less than all, of such voting rights; and

(ii)
in respect of any resolution pertaining to any matter on which the holder of the Thomson Reuters Founders Share is required by Applicable Laws or otherwise entitled to vote separately as a class, the right to cast one vote.

(c)	If the Board of Directors resolves that it has reasonable grounds to believe that:

(i)
a Person is or may be an Acquiring Person and that it has made reasonable inquiries to establish whether such Person is or is not an Acquiring Person but that such inquiries have not been answered or fail to establish whether such Person is or is not an Acquiring Person, then such Person shall for all purposes of this subsection 1.5.6 be deemed to be an Acquiring Person from the date of such resolution until such time as the Board of Directors resolves that it is satisfied that such Person is not an Acquiring Person; or

(ii)
any Voting Shares are or may be Voting Shares which are Beneficially Owned by a Person who is an Acquiring Person (whether such Person is an Acquiring Person by reason of subsection 1.5.6(c)(i) or otherwise) and that the Board of Directors has made reasonable inquiries to establish whether such Person is or is not an Acquiring Person but that such inquiries have not been answered or failed to establish whether such Person is or is not an Acquiring Person, then such Voting Shares shall for all purposes of this subsection 1.5.6 be deemed to be Voting Shares which are Beneficially Owned by such Person from the date of such resolution until such time as the Board of Directors resolves that it is satisfied that such Voting Shares are not Beneficially Owned by such Person, and the Board of Directors shall as soon as practicable thereafter give notice of such fact to such Person and the holder of the Thomson Reuters Founders Share in accordance with subsection 1.5.6(a).

(d)
All actions, calculations and determinations which are done or made by the Board of Directors in good faith in connection with the provisions of this subsection 1.5.6 and subsection 1.5.7 shall be conclusive, final and binding on all Persons concerned, and the validity of any act or thing which is done or caused to be done by the Board of Directors in furtherance or purported furtherance of any such provisions shall not be capable of being impeached by anyone on the ground that there was not any basis or reasonable basis upon which the Board of Directors could have arrived at any such calculation or determination, or on the ground that any conclusion of fact on which the Board of Directors relied or might have relied for the purposes of arriving at any such calculation or determination or taking any such action was incorrect, or on any other ground whatsoever.

(e)
The Board of Directors is entitled to rely without further inquiry on the securities register of the Corporation or a written statement by a Securities Intermediary in determining whether a Person is or is not an Acquiring Person unless it has reason to believe otherwise, in which case the Board of Directors shall make reasonable inquiries to determine whether a Person is an Acquiring Person.

(f)
If any Director has reason to believe that any Person is an Acquiring Person or has ceased to be an Acquiring Person, that Director shall without delay inform the Board of Directors and the holder of the Thomson Reuters Founders Share of such fact, including the number of Voting Shares that the Director believes are or may be Beneficially Owned by such Person.

(g)
For the purposes of monitoring compliance with and of enforcing the provisions of this subsection 1.5.6 and subsection 1.5.7, the Board of Directors may, in its sole and absolute discretion, and shall, upon the request of the holder of the Thomson Reuters Founders Share, require that any holder of Voting Shares, any Person who Beneficially Owns Voting Shares, or any other Person of whom it is, in the circumstances, reasonable to make such requisition, file with the Corporation or its registrar and transfer agent a completed shareholder’s declaration. A Person who has failed to file a completed shareholder’s declaration within 14 days of the date such requisition was made shall for all purposes of these Articles be deemed to be an Acquiring Person until the Board of Directors resolves that it is satisfied that such Person is not an Acquiring Person.

(h)
A shareholder’s declaration shall be in the form from time to time prescribed by the Board of Directors and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limiting the generality of its contents, any shareholder’s declaration may be required to contain information with respect to whether a Person is the Beneficial Owner of particular Voting Shares or whether any other Person is the Beneficial Owner of those Voting Shares.

(i)
The right of the holder of the Thomson Reuters Founders Share to vote at any meeting of shareholders of the Corporation pursuant to this subsection 1.5.6 shall be suspended from and after the delivery to the Corporation of a Thomson Reuters Founders Share Control Notice until the delivery to the Corporation of a Rescission Notice in respect of such Thomson Reuters Founders Share Control Notice.

(j)
Prior to the exercise by the holder of the Thomson Reuters Founders Share of its voting rights pursuant to subsections 1.5.6(b) and 1.5.7(d), the Board of Directors shall calculate the number of votes entitled to be cast upon such exercise and shall deliver to the holder of the Thomson Reuters Founders Share a certificate, signed by a duly authorized officer of the Corporation, confirming the number of votes so calculated.

1.5.7	Rights upon Delivery of a Thomson Reuters Founders Share Control Notice

(a)
If any Director becomes aware of any facts which might lead the Board of Directors and/or the holder of the Thomson Reuters Founders Share to take the view that any Person, other than an Approved Person or a member of Thomson Reuters, has become or is attempting to become, directly or indirectly, the Beneficial Owner of 30% or more of the outstanding Voting Shares, such Director shall without delay inform the other Directors of such facts and the Board of Directors shall forthwith give written notice of such facts to the holder of the Thomson Reuters Founders Share.

(b)
If, in the opinion of the holder of the Thomson Reuters Founders Share, there are reasonable grounds for believing that any Person, other than an Approved Person or a member of Thomson Reuters, has become or is attempting to become, directly or indirectly, the Beneficial Owner of 30% or more of the outstanding Voting Shares and the holder of the Thomson Reuters Founders Share has concluded, in its sole and absolute discretion, that the exercise of the voting rights attached to the Thomson Reuters Founders Share pursuant to subsection 1.5.6(b) is insufficient in the circumstances to enable the holder of the Thomson Reuters Founders Share to uphold the Thomson Reuters Trust Principles, the holder of the Thomson Reuters Founders Share, whether or not it has received any notice pursuant to subsection 1.5.7(a), shall be entitled, in its sole and absolute discretion, to deliver a notice in writing to the Corporation, if at that time Thomson Reuters Founders Share Company is the holder of the Thomson Reuters Founders Share, signed by any one or more of the Thomson Reuters Trustees, to the effect that the holder of the Thomson Reuters Founders Share is of that opinion (a "Thomson Reuters Founders Share Control Notice").

(c)
If at any time after the delivery to the Corporation of a Thomson Reuters Founders Share Control Notice, the holder of the Thomson Reuters Founders Share becomes of the opinion that no Person, other than an Approved Person or a member of Thomson Reuters, has become or is attempting to become, directly or indirectly, the Beneficial Owner of 30% or more of the outstanding Voting Shares, then the holder of the Thomson Reuters Founders Share shall as soon as practicable thereafter (provided that it is still of that opinion) deliver a notice in writing to the Corporation, if at that time Thomson Reuters Founders Share Company is the holder of the Thomson Reuters Founders Share, signed by any one or more of the Thomson Reuters Trustees, rescinding such Thomson Reuters Founders Share Control Notice (a "Rescission Notice"), but the delivery of any Rescission Notice pursuant to and in accordance with this subsection 1.5.7(c) shall be without prejudice to the entitlement of the holder of the Thomson Reuters Founders Share subsequently to deliver to the Corporation another Thomson Reuters Founders Share Control Notice pursuant to and in accordance with subsection 1.5.7(b).

(d)
At all times after the delivery to the Corporation of a Thomson Reuters Founders Share Control Notice and prior to the delivery to the Corporation of a Rescission Notice in respect of such Thomson Reuters Founders Share Control Notice, the holder of the Thomson Reuters Founders Share shall be entitled to vote, together with (except at meetings of the holder of the Thomson Reuters Founders Share required by Applicable Laws to be held as a separate class meeting) the holders of Common Shares, on all matters submitted to a vote of the shareholders of the Corporation.  On each such matter, the holder of the Thomson Reuters Founders Share shall be entitled, in its sole and absolute discretion, to exercise the following voting rights:

(i)
in respect of any resolution pertaining to any matter on which the holder of the Thomson Reuters Founders Share is not required by Applicable Laws or otherwise entitled to vote separately as a class, the rights:

(A)
if, at the time such votes are cast, there are no Approved Persons or Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on that resolution by all shareholders of the Corporation, to cast such number of votes as would be sufficient to approve or defeat such resolution;

(B)
if, at the time such votes are cast, Approved Persons Beneficially Own such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast more than 35% but less than the Requisite Majority of all votes entitled to be cast on that resolution by all shareholders of the Corporation, to cast the greater of:

(1)	such number of votes as is equal to the sum of (x) the number of votes attached to all Voting Shares Beneficially Owned by all Acquiring Persons and (y) one vote; and

(2)
such number of votes as will cause the votes attached to all Voting Shares Beneficially Owned, and cast in accordance with the relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by the holder of the Thomson Reuters Founders Share, to constitute the Requisite Majority of all votes entitled to be cast on such resolution by all shareholders of the Corporation; and

(C)
if, at the time such votes are cast, Approved Persons Beneficially Own, and cast in accordance with the relevant Terms of Approval the votes attached to, such number of outstanding Common Shares to which are attached, in the aggregate, the right to cast at least the Requisite Majority of all votes entitled to be cast on that resolution by all shareholders of the Corporation, no right to cast any vote; and

(ii)
in respect of any resolution pertaining to any matter on which the holder of the Thomson Reuters Founders Share is required by Applicable Laws or otherwise entitled to vote separately as a class, the right to cast one vote.

(e)
Any opinion of the holder of the Thomson Reuters Founders Share, which is expressed in and for the purposes of any Thomson Reuters Founders Share Control Notice, or which is manifested by any Rescission Notice, shall be conclusive, final and binding on all Persons concerned, and the validity of any Thomson Reuters Founders Share Control Notice or of any Rescission Notice shall not be impeached by any Person on the ground that there was not any basis or any reasonable basis upon which the holder of the Thomson Reuters Founders Share could have arrived at any such opinion, or on the ground that any conclusion of fact which the holder of the Thomson Reuters Founders Share relied upon or might have relied upon in or for the purpose of arriving at any such opinion was incorrect, or on any other ground whatsoever.

1.5.8	Special Quorum Requirement

(a)
At any meeting of shareholders of the Corporation at which the holder of the Thomson Reuters Founders Share is entitled to exercise voting rights, a quorum shall not be present for any purpose unless the holder of the Thomson Reuters Founders Share is present (through a duly authorized representative) or represented by proxy.

1.5.9	Requisition for Shareholders Meeting

(a)
The holder of the Thomson Reuters Founders Share shall have the right at any time and from time to time, by written notice delivered to the Corporation to requisition the Board of Directors to call a meeting of shareholders of the Corporation for the purposes stated in the requisition (each a "Thomson Reuters Founders Share Requisition"). The Thomson Reuters Founders Share Requisition shall state the business to be transacted at the meeting and may be accompanied by a copy of any statement in writing of not more than 5,000 words as the holder of the Thomson Reuters Founders Share shall, in its sole and absolute discretion, think fit.

(b)
Upon receiving the Thomson Reuters Founders Share Requisition, the Board of Directors shall, within seven days thereafter, call a meeting of shareholders to transact the business stated in the Thomson Reuters Founders Share Requisition, such meeting to be held as soon as practicable after the date of the Thomson Reuters Founders Share Requisition, and shall ensure that the notice sent to shareholders with respect to such meeting is accompanied by a copy of any statement as shall have been attached to the Thomson Reuters Founders Share Requisition.

(c)
If the Board of Directors does not, within seven days after receiving the Thomson Reuters Founders Share Requisition, call a meeting of shareholders to transact the business stated in the Thomson Reuters Founders Share Requisition, the holder of the Thomson Reuters Founders Share may call a meeting of shareholders, such meeting to be held as soon as practicable after the date of the Thomson Reuters Founders Share Requisition. The holder of the Thomson Reuters Founders Share shall be entitled to procure that the notice sent to shareholders with respect to such meeting is accompanied by a copy of any statement in writing of not more than 5,000 words as the holder of the Thomson Reuters Founders Share shall, in its sole and absolute discretion, think fit, whether or not any such statement accompanied the Thomson Reuters Founders Share Requisition.

(d)
At all times after the delivery to the Corporation of a Thomson Reuters Founders Share Control Notice and prior to the delivery to the Corporation of a Rescission Notice in respect of such Thomson Reuters Founders Share Control Notice, the holder of the Thomson Reuters Founders Share may call a meeting of shareholders for such purposes as the holder of the Thomson Reuters Founders Share shall, in its sole and absolute discretion, think fit. The holder of the Thomson Reuters Founders Share shall be entitled to procure that the notice sent to shareholders with respect to such meeting is accompanied by a copy of such statement in writing of not more than 5,000 words as the holder of the Thomson Reuters Founders Share shall, in its sole and absolute discretion, think fit.

(e)
A meeting of shareholders called pursuant to this subsection 1.5.9 shall be called as nearly as possible in the manner in which meetings of shareholders are to be called under these Articles, the By-Laws and Applicable Laws.

1.5.10	Consultation Rights

(a)
For so long as Thomson Reuters Founders Share Company is the holder of the Thomson Reuters Founders Share, the Board of Directors may from time to time, in its sole and absolute discretion, invite the Thomson Reuters Trustees to attend meetings of the Board of Directors and to confer with the Board of Directors.

(b)
The holder of the Thomson Reuters Founders Share shall be entitled to receive from or be sent by the Corporation periodical reports of the activities of Thomson Reuters and to make such representations to the Board of Directors, on matters of general interest affecting Thomson Reuters, as it may from time to time think fit and Thomson Reuters Founders Share Company, for so long as it is the holder of the Thomson Reuters Founders Share, shall cause the Thomson Reuters Trustees to be generally available for consultation with the Board of Directors.

1.5.11	Consent of the holder of the Thomson Reuters Founders Share

For so long as Thomson Reuters Founders Share Company is the holder of the Thomson Reuters Founders Share, the written consent of the holder of the Thomson Reuters Founders Share shall be deemed to have been given for any of the purposes of these Articles if, and only if, a certificate signed on behalf of Thomson Reuters Founders Share Company by not less than two of the Thomson Reuters Trustees shall have been received at the registered office of the Corporation confirming that a resolution giving the consent in question has been duly passed at a meeting of the Thomson Reuters Trustees (in their capacity as directors of Thomson Reuters Founders Share Company) or by a written resolution of the Thomson Reuters Trustees (in their capacity as directors of Thomson Reuters Founders Share Company) pursuant to the Articles of Association of Thomson Reuters Founders Share Company from time to time in force.

1.5.12	Representative of Thomson Reuters Founders Share Company

Thomson Reuters Founders Share Company may, by resolution of its directors, authorize such individual as it thinks fit to act as the representative of the holder of the Thomson Reuters Founders Share at any meeting of the Board of Directors or of shareholders of the Corporation. Any duly authorized officer of the Corporation may require such individual to produce a certified copy of such resolution of authorization before permitting such individual to exercise such individual’s powers. An individual who in accordance with Thomson Reuters Founders Share Company’s Articles is deemed to be a representative of the holder of the Thomson Reuters Founders Share shall be treated as such for the purposes of these Articles.

1.5.13	Notices and Other Communications

If the holder of the Thomson Reuters Founders Share is to give or to be given any notice pursuant to these Articles then, even if that notice is given in accordance with the OBCA, such notice must also be given in writing and be delivered personally to the holder of the Thomson Reuters Founders Share.

ARTICLE 2.
MANAGEMENT OF THE CORPORATION

2.1	Constitution of the Board of Directors

2.1.1
The Board of Directors shall consist of no less than five (5) and no more than twenty (20) members. Within said minimum and maximum, the number of Directors shall be set forth by resolution of the Board of Directors.

2.2	Management Generally

2.2.1	The Directors shall manage or supervise the management of the business and affairs of the Corporation.

2.2.2
The Corporation shall indemnify a Director or officer, or a former Director or officer, of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and the heirs and legal representatives of such an individual to the extent permitted by the OBCA.

2.2.3	The Corporation may purchase and maintain insurance for the benefit of any individual referred to in subsection 2.2.2 to the extent permitted by the OBCA.

2.3	Observance of Thomson Reuters Trust Principles

2.3.1
The Directors shall in the performance of their duties have due regard to the following principles (collectively the "Thomson Reuters Trust Principles") insofar as by the proper exercise of their powers as Directors (including the proper exercise of all such powers as they may have to control the affairs of all Subsidiaries of the Corporation) and in accordance with their other duties as Directors the Thomson Reuters Trust Principles are capable of being observed by the Directors:

(a)	that Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

(b)	that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

(c)
that Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals, and others with whom Thomson Reuters has or may have contracts;

(d)	that Thomson Reuters shall pay due regard to the many interests which they serve in addition to those of the media; and

(e)
that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain their leading position in the international news and information business.

ARTICLE 3.
THOMSON REUTERS NEWS SERVICES

3.1	Entitlement to Receive Thomson Reuters News Services

3.1.1
The Press Association Limited, the Newspaper Publishers Association Limited, Australian Associated Press Pty Limited and New Zealand Press Association Limited shall be entitled to receive Thomson Reuters News Services upon payment of such consideration as may be agreed from time to time. Upon and subject to the terms of any such agreement:

(a)
The Press Association Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

(b)
The Newspaper Publishers Association Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

(c)
Australian Associated Press Pty Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

(d)
New Zealand Press Association Limited shall be entitled to receive Thomson Reuters News Services for the use of its members, such use to be limited to the incorporation thereof in newspapers owned by such members or any Subsidiary of such members.

ARTICLE 4.
AMENDMENTS TO ARTICLES

4.1	Amendments

In addition to any other consent or approval that may be required under Applicable Laws, any amendment to these Articles shall, if required pursuant to subsection 1.5.5, also require the prior written consent of the holder of the Thomson Reuters Founders Share.

ARTICLE 5.
INTERPRETATION

5.1	Headings

Headings are for convenience only and are not to affect the meaning or construction of any of the provisions of these Articles.

5.2	References to Articles

References to "these Articles", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to these Articles, as amended or supplemented from time to time, and not to any particular Article, section, subsection, clause or other portion hereof and include any and every instrument supplemental or ancillary hereto.

5.3	Currency

Unless otherwise stated, all references in these Articles to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

5.4	Acting Jointly or in Concert

5.4.1
For the purposes of these Articles, it is a question of fact as to whether a Person is acting jointly or in concert with another Person (the "first-mentioned Person") and, without limiting the generality of the foregoing, the following shall be presumed to be acting jointly or in concert with the first-mentioned Person:

(a)
every other Person who has any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, to acquire or offer to acquire voting securities or securities convertible into or exchangeable for voting securities;

(b)
every other Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first-mentioned Person, or with any other Person acting jointly or in concert with the first-mentioned Person, intends to exercise jointly or in concert with the first-mentioned Person or with any other Person acting jointly or in concert with the first-mentioned Person any voting rights attaching to any such securities; and

(c)	every Associate or Affiliate of the first-mentioned Person.

5.4.2
Notwithstanding subsection 5.4.1, a registered dealer acting solely in an agency capacity for the first-mentioned Person in connection with the acquisition of voting securities or securities convertible into or exchangeable for voting securities and not executing principal transactions for its own account in such securities or performing services beyond customary dealer’s functions shall not be presumed solely by reason of such agency relationship to be acting jointly or in concert with the first-mentioned Person.

5.5	Deemed Beneficial Ownership

5.5.1	For the purposes of these Articles, a Person will be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(a)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(b)
any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity, where such right is exercisable immediately or within 60 days of the date of the determination of Beneficial Ownership and whether or not on condition or the occurrence of any contingency or the making of any payment, upon the exercise of any conversion, exchange or purchase right attaching to Convertible Securities, or pursuant to any agreement, arrangement, pledge or understanding, written or oral (other than pursuant to pledges of securities in the ordinary course of business); and

(c)	any securities which are Beneficially Owned within the meaning of clauses (a) or (b) by any other Person with whom such Person is acting jointly or in concert;

5.5.2	Notwithstanding subsection 5.5.1, a Person will not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any securities because:

(a)	such Person is the registered holder of such securities as a result of carrying on the business of or acting as a nominee of a securities depositary;

(b)
such Person is an underwriter or member of a banking group or selling group acting in such capacity that has become the Beneficial Owner of such securities in connection with a distribution of securities pursuant to a prospectus or by way of private placement provided such Person does not Beneficially Own such securities for a period in excess of one year;

(c)
such Person holds such securities in its capacity as trustee of a trust under which such Person has no independent powers, discretions or responsibilities and must act on the instructions of the beneficiaries; or

(d)	such Person is acting as a Securities Intermediary in relation to such securities and does not exercise independent control or direction over such securities.

5.6	Determinations of the Board

5.6.1	Any determinations or decisions made by the Board of Directors pursuant to these Articles shall be final and binding.

5.7	Definitions

5.7.1	Subject to subsection 5.7.2, for the purposes of these Articles, the following terms shall have the following meanings:

(a)
"Acquiring Person" means, at any particular time, any Person, other than an Approved Person or a member of Thomson Reuters, who (i) is or becomes the Beneficial Owner of 15% or more of the outstanding Voting Shares or (ii) is deemed to be an Acquiring Person pursuant to subsection 1.5.6(c) or subsection 1.5.6(g);

(b)	"Affiliate" means, with respect to any Person, any Person that Controls such Person, is Controlled by such Person or is under common Control with such Person;

(c)	"Applicable Laws" means:

(i)	any applicable law, statute, rule or regulation and any judgment, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over the Corporation; and

(ii)	the rules, regulations and guidelines of:

(A)	any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of the Corporation are listed, traded or quoted; and

(B)	any other body with which entities with securities listed or quoted on such exchanges customarily comply,

(but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of Persons to whom they are intended to apply), in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to the Corporation;

(d)
"Approved Person" means, at any particular time, any Person who has been designated as such for the purposes of these Articles by the holder of the Thomson Reuters Founders Share, in its sole and absolute discretion, by notice given in writing to the Corporation, unless such designation has been revoked in accordance with the Terms of Approval;

(e)	"Associate", where used to indicate a relationship with any Person, means:

(i)
any issuer of which such Person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the issuer for the time being outstanding;

(ii)	any partner of that Person;

(iii)	any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar capacity;

(iv)	any relative of that Person who resides in the same home as that Person;

(v)	any Person who resides in the same home as that Person and to whom that Person is married or with whom that Person is living in a conjugal relationship outside marriage; or

(vi)	any relative of a Person mentioned in clause (v) who has the same home as that Person;

(f)
"Beneficial Ownership", with respect to any securities, means direct or indirect beneficial ownership of, or control or direction over, those securities; and the words "Beneficial Owner" and "Beneficially Own" and similar words have corresponding meanings;

(g)	"Board of Directors" or "Board" means the board of directors of the Corporation (or a duly authorized committee of the board of directors of the Corporation) from time to time;

(h)	"By-Laws" means the by-laws of the Corporation, as they may be amended from time to time;

(i)	"Canada Evidence Act" means the Canada Evidence Act, as may be amended from time to time and any successor legislation thereto;

(j)	"Common Shares" has the meaning attributed thereto in subsection 1.1(a);

(k)	"Control" means:

(i)
when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than the greater of (A) 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (B) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(ii)
when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity;

and the words "Controlled by", "Controlling" and "under common Control with" and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the "second-mentioned Person") shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;

(l)
"Convertible Securities" means any securities (including rights, warrants and options) carrying any purchase, exercise, conversion or exchange rights, pursuant to which the holder of such securities may acquire voting securities or other securities convertible into or exercisable or exchangeable for voting securities (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency);

(m)	"Corporation" means Thomson Reuters Corporation, a corporation incorporated and existing in accordance with the laws of the Province of Ontario;

(n)	"Directors" means those individuals appointed or elected to the Board of Directors from time to time and "Director" means any one of them;

(o)
"Governmental Agency" means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission and the NYSE;

(p)	"holder" , with respect to any shares in the capital of the Corporation, means the registered holder of such shares;

(q)	"NYSE" means the New York Stock Exchange, Inc. or any successor thereto;

(r)	"OBCA" means the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto;

(s)
"Person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

(t)	"Preference Shares" has the meaning attributed thereto in subsection 1.1(b);

(u)	"Requisite Majority" means, in the case of an ordinary resolution, a majority or, in the case of a special resolution, two-thirds;

(v)	"Rescission Notice" has the meaning attributed thereto in subsection 1.5.7(c);

(w)	"Securities Intermediary" has the meaning attributed thereto in the Securities Transfer Act;

(x)	"Securities Transfer Act" means the Securities Transfer Act (Ontario), as it may be amended from time to time and any successor legislation thereto;

(y)	"Series II Preference Shares" has the meaning attributed thereto in subsection 1.5.5(a);

(z)	"Subsidiary", with respect to any Person, means a Person Controlled by such Person;

(aa)
"Terms of Approval" means, in relation to an Approved Person, an agreement or undertaking, if any, entered into by that Approved Person with the holder of the Thomson Reuters Founders Share in connection with being designated as an Approved Person;

(bb)	"Thomson Reuters" means, collectively, the Corporation and its Subsidiaries from time to time, and a member of Thomson Reuters means any one of them;

(cc)	"Thomson Reuters Founders Share" has the meaning attributed thereto in subsection 1.1(c);

(dd)	"Thomson Reuters Founders Share Articles" means Section 1.5, Section 2.3 and Article 3 of these Articles and the definitions of any defined terms incorporated therein;

(ee)	"Thomson Reuters Founders Share By-Laws" means Article 6 and Section 9.2 of the By-Laws and the definitions of any defined terms incorporated therein;

(ff)	"Thomson Reuters Founders Share Company" means Thomson Reuters Founders Share Company Limited, a corporation incorporated and existing in accordance with the laws of England and Wales;

(gg)	"Thomson Reuters Founders Share Company’s Articles" means the articles of association of Thomson Reuters Founders Share Company Limited, as they may be amended or supplemented from time to time;

(hh)	"Thomson Reuters Founders Share Control Notice" has the meaning attributed thereto in subsection 1.5.7(b);

(ii)	"Thomson Reuters Founders Share Provisions" means the Thomson Reuters Founders Share Articles and the Thomson Reuters Founders Share By-Laws;

(jj)	"Thomson Reuters Founders Share Requisition" has the meaning attributed thereto in subsection 1.5.9(a);

(kk)	"Thomson Reuters News Services" means any news services which may from time to time be supplied by Thomson Reuters;

(ll)	"Thomson Reuters Trust Principles" has the meaning attributed thereto in subsection 2.3.1;

(mm)	"Thomson Reuters Trustees" means the members and directors from time to time of Thomson Reuters Founders Share Company;

(nn)	"TSX" means the Toronto Stock Exchange or any successor thereto;

(oo)
"Voting Shares" means Common Shares and, at any particular time, any other securities of the Corporation (excluding debt securities and the Thomson Reuters Founders Share) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing; and

(pp)
"Wholly-Owned Subsidiary" means, in relation to any Person, any Subsidiary of which that Person at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, Beneficially Owns 100% of the securities of such Subsidiary (excluding debt securities and, in the case of the Corporation, the Thomson Reuters Founders Share) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.

5.7.2
Terms defined in Sections 1.3 and 1.4 shall not have any meaning attributed thereto for the purposes of these Articles except in those Sections and terms defined elsewhere in these Articles shall not have any meaning attributed thereto in Sections 1.3 and 1.4.

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restraint. Les restrictions, s'il y a lieu, sont les suivantes :

Subsection 1.5.4 of the attached Schedule A is incorporated in this form.

10.	Other provisions, (if any):
Autres dispositions, s'il y a lieu:

Article 2 through Article 5 of the attached Schedule A are incorporated in this form.

11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule "A".
Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent I'annexe A.

12.	A copy of the amalgamation agreement or directors' resolutions (as the case may be) is/are attached as Schedule "B".
Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) I'annexe B.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Name and original signature of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). Only a director or authorized signing officer can sign on behalf of the corporation. / Nom et signature originale d'un administrateur ou d'un signataire autorisé de chaque societi qui fusionne. Indiquer la dénomination sociale de chaque société. le nom du signataire et sa fonction (p. ex.: president, secretaire). Seul un administrateur ou un dirigeant habilite peut signer au nom de la société.

THOMSON REUTERS CORPORATION
Names of Corporations / Denomination sociale des sociétés
By / Par

/s/ Paula R. Monaghan	Paula R. Monaghan	Assistant Secretary
Signature / Signature	Print name of signatory /	Description of Office / Fonction
Worn du signataire en lettres moulées

1818922 ONTARIO LIMITED
Names of Corporations / Denomination sociale des societes
By / Par

/s/ Michael R. Doody	Michael R. Doody	Director
Signature / Signature	Print name of signatory /	Description of Office / Fonction
Worn du signataire en lettres moulées

Names of Corporations / Denomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

Names of Corporations / Denomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

Names of Corporations / Denomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

SCHEDULE "A"

CANADA PROVINCE OF ONTARIO	) ) ) ) ) )	IN THE MATTER OF the Business Corporations Act (Ontario) and the Articles of Amalgamation of THOMSON REUTERS CORPORATION and 1818922 ONTARIO LIMITED
TO WIT:	)

I, Paula R. Monaghan, of the City of Toronto, in the Province of Ontario, hereby certify that:

1.	I am an Assistant Secretary of Thomson Reuters Corporation and have knowledge of the matters herein declared.

2.	There are reasonable grounds for believing that:

(a)	each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(b)	the realizable value of the amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)	no creditor will be prejudiced by the amalgamation.

DATED at Toronto, this 10th day of March, 2010.

/s/ Paula R. Monaghan
Paula R. Monaghan - Assistant Secretary

SCHEDULE "A"

CANADA PROVINCE OF ONTARIO	) ) ) ) ) )	IN THE MATTER OF the Business Corporations Act (Ontario) and the Articles of Amalgamation of THOMSON REUTERS CORPORATION and 1818922 ONTARIO LIMITED
TO WIT:	)

I, Michael R. Doody, of the City of Toronto, in the Province of Ontario, hereby certify that:

1.	I am a Director of 1818922 Ontario Limited and have knowledge of the matters herein declared.

2.	There are reasonable grounds for believing that:

(a)	each amalgamating corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(b)	the realizable value of the amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)	no creditor will be prejudiced by the amalgamation.

DATED at Toronto, this 10th day of March, 2010.

/s/ Michael R. Doody
Michael R. Doody - Director

SCHEDULE "B"

THOMSON REUTERS CORPORATION
(the “Corporation”)

BE IT RESOLVED THAT:

1.	the amalgamation of the Corporation with TR 2009 S.à.r.l. following its continuance as a numbered company under the Business Corporations Act (Ontario) (“ContinueCo”) is hereby approved;

2.	the by-laws of the amalgamated corporation shall be the by-laws of the Corporation, until amended or repealed;

3.	(i)	the shares of ContinueCo shall be cancelled without any repayment of capital in respect of those shares;

(ii)	except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of the Corporation;

(iii)	no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4.
any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

*************************************************************************************

C E R T I F I C A T E

I, Paula R. Monaghan, an Assistant Secretary of Thomson Reuters Corporation (the “Corporation”), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the directors of the Corporation at a meeting of the board of directors of the Corporation duly called and held on March 2, 2010, and that such resolution is, at the date hereof, in full force and effect, unamended.

DATED:  March 10, 2010

/s/ Paula R. Monaghan
Paula R. Monaghan - Assistant Secretary

SCHEDULE "B"

1818922 ONTARIO LIMITED
(the “Corporation”)

RECITALS:

A.	The Corporation has been continued under the laws of Ontario by certificate of continuance dated March 10, 2010.

B.	It is desirable that the Corporation be amalgamated with Thomson Reuters Corporation (“TRC”).

C.	The Corporation is a wholly-owned subsidiary corporation of TRC.

RESOLVED THAT:

1.	the amalgamation of the Corporation with TRC is hereby approved;

2.	the by-laws of the amalgamated corporation shall be the by-laws of TRC, until amended or repealed;

3.	(i)	the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof;

(ii)	except as may be prescribed by the Business Corporations Act (Ontario), the articles of amalgamation shall be the same as the articles of TRC;

(iii)	no securities shall be issued and no assets shall be distributed by the amalgamated corporation in connection with the amalgamation;

4.
any director or officer of the Corporation is hereby authorized to take any action and to execute any document which, in the opinion of that person, is necessary or desirable to give effect to this resolution and to deliver all or any of those documents to the Ministry of Consumer and Business Services.

*************************************************************************************

C E R T I F I C A T E

I, Michael R. Doody, a Director of 1818922 Ontario Limited (the “Corporation”), hereby certify that the foregoing is a complete and correct copy of a resolution duly passed by the board of directors of the Corporation on March 10, 2010, and that such resolution is, at the date hereof, in full force and effect, unamended.

DATED:  March 10, 2010

/s/ Michael R. Doody
Michael R. Doody - Director